Filed Pursuant to Rule 433

Registration No. 333-166240

No. 333-166240-01

Free Writing Prospectus, dated November 1, 2011

World Financial Network Credit Card Master Note Trust

Issuing Entity

WFN Credit Company, LLC	World Financial Network Bank
Depositor	Sponsor and Servicer

Series 2011-B Asset Backed Notes

The depositor has prepared a preliminary prospectus supplement dated November 1, 2011 and prospectus dated November 1, 2011 which describe the Series 2011-B Class A notes (the “offered notes”) to be issued by the issuing entity. You should review the prospectus supplement and the prospectus in their entirety before deciding to purchase any of the offered notes.

Ratings

The depositor expects that the offered notes issued by the issuing entity will receive the indicated ratings from the nationally recognized statistical rating organizations listed below.

	Standard & Poor’s	Fitch
Class A notes	AAA (sf)	AAAsf

It is a condition to the issuance of the offered notes that the offered notes receive the ratings listed above.

You should consider carefully the risk factor described below, as well as the risk factor beginning on page S-13 in the prospectus supplement and page 8 in the prospectus.

Underwriters of the Series 2011-B Class A notes

RBC Capital Markets	RBS

Barclays Capital
BofA Merrill Lynch
Credit Suisse
J.P. Morgan
Wells Fargo Securities

The depositor has filed a registration statement (including a prospectus) (File No. 333-166240) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling 1-866-884-2071.

Risk Factor

The ratings for the notes are limited in scope, may not continue to be issued, do not consider the suitability of an investment in the securities for you and the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes

A note rating considers only the likelihood that the issuing entity will pay interest on time and will ultimately pay principal in full or make full distributions of the outstanding balance of the notes. A note rating is not a recommendation to buy, sell or hold the notes. Ratings on the notes may be lowered, qualified or withdrawn at any time after the notes are issued without notice from the issuing entity or the depositor. No one has an obligation to provide additional credit enhancement or to restore the original rating of any notes with respect to which a rating agency changes its rating or withdraws a rating in the future. A rating downgrade may reduce the price that a subsequent purchaser will be willing to pay for the notes. Ratings on the notes do not address the timing of distributions of principal on the notes prior to the applicable final scheduled payment date. The ratings do not consider the prices of the notes or their suitability to a particular investor.

Standard & Poor’s and Fitch (the “Hired Rating Agencies”) have been hired by the sponsor to provide their ratings on the notes. We note that a rating agency may have a conflict of interest where, as is the case with the ratings of the notes by the Hired Rating Agencies, the sponsor or the issuer of a security pays the fee charged by the rating agency for its rating services.

It is possible that other rating agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Rating Agencies. As of the date of this free writing prospectus, we are not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, the depositor nor any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this free writing prospectus. Consequently, if you intend to purchase offered notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on a class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Rating Agencies, the liquidity or the market value of your note may be adversely affected.

On February 19, 2009, Moody’s Investors Service announced that it downgraded the ratings of the Series 2006-A notes issued by the issuing entity. The issuing entity has issued additional series of notes subsequent to such rating action that have not been rated by Moody’s. For Series 2006-A, the Class A notes were downgraded from Aaa to Aa2, the Class M notes were downgraded from Aa2 to A3, the Class B notes were downgraded from A2 to Baa3, and the Class C notes were downgraded from Baa2 to Ba3. The downgrade was based on Moody’s concerns that World Financial Network Bank may have difficulty accessing the capital markets in the then-current economic environment and Moody’s view at the time that the ongoing, consumer-led downturn in the economy may have a more pronounced effect on companies with significant exposure to either the retail sector, subprime obligors, or both. Moody’s also expressed concern that the performance of private label credit card portfolios is particularly susceptible to downturns in the economy.